FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, May 7, 2004

Press release

SUEZ concludes sale of Paris Première

Today SUEZ finalized the sale of the Paris Première TV channel to M6.

Following on from the divestiture of its communication assets in Belgium (Coditel, Codenet), its holding in M6 and its pending disposal of Noos, this transaction marks a new step in the finalization of SUEZ’ withdrawal from the communications sector. It confirms the continuation of the Group’s strategy of focusing on its energy and environment businesses.

Paris Première is France’s third most watched specialty channel and is transmitted by cable and satellite. Over the past five years its economic performance has improved steadily, with a balanced 2004 budget, and its viewing public has increased regularly from year to year. Today, the channel has over 5.6 million subscribing households and is taking up the challenge of the digital TV broadcasting license granted by the CSA, France’s television authority.

SUEZ (www.suez.com) is an international industrial and services Group, active in sustainable development, that provides businesses, public authorities and individuals with innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears and will appear in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:
France:	Financial analyst contacts:
Anne Liontas: 331 4006 6654	Arnaud Erbin: 331 4006 6489
Catherine Guillon: 331 4006 6715	Bertrand Haas: 331 4006 6609
Belgium:
Guy Dellicour: 322 370 34 05

This press release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : May 7, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary